UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Patriot Coal Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
70336T 10 4
(CUSIP Number)
John A. Tisdale, Esq.
General Counsel
ArcLight Capital Holdings, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Telephone: (617) 531-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 5. Interest in Securities of the Issuer
Signature

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS 2006 Co-Investment Portfolio, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		491,619

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		491,619

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	491,619

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS StepStone Capital Partners II Onshore, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		249,314

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		249,314

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	249,314

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS StepStone Capital Partners II Cayman Holdings, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,382

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		312,382

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	312,382

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS StepStone Co-Investment Funds GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,053,315

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		1,053,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,053,315

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; OO (Investment Manager)

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS StepStone Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,053,315

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		1,053,315

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,053,315

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN; IA

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS Citigroup Capital Partners II Employee Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		552,225

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		552,225

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	552,225

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS Citigroup Private Equity LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		552,225

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		552,225

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	552,225

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS Citigroup Alternative Investments LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		567,003

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		567,003

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	567,003

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS Citigroup Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		567,003

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

		567,003

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	567,003

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	70336T 10 4

1.	NAMES OF REPORTING PERSONS Citigroup Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		620,962*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER

620,962*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

620,962*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* Includes shares held by other Citigroup Entities.

Item 2. Identity and Background
This Amendment No. 8 relates to shares of Common Stock of Patriot Coal Corporation (the “Issuer”). This Amendment to the Schedule 13D filed on August 1, 2008 (File No. 005-83427), as amended on August 18, 2008, January 21, 2009, February 11, 2010, March 8, 2010, March 12, 2010, March 18, 2010 and June 17, 2010 (the “Schedule 13D”) is being filed by the following persons to amend and supplement the Items set forth below: 2006 Co-Investment Portfolio, L.P. (formerly known as Citigroup Capital Partners II 2006 Citigroup Investment, L.P.) (“StepStone Investment”), StepStone Capital Partners II Onshore, L.P. (formerly known as Citigroup Capital Partners II Onshore, L.P.) (“StepStone Onshore”), StepStone Capital Partners II Cayman Holdings, L.P. (formerly known as Citigroup Capital Partners II Cayman Holdings, L.P.) (“StepStone Cayman”, and together with StepStone Investment and StepStone Onshore, the “StepStone Funds”), StepStone Co-Investment Funds GP, LLC (“StepStone Co-Investment”), StepStone Group LLC (together with the StepStone Funds and StepStone Co-Investment, the “StepStone Entities”), Citigroup Capital Partners II Employee Master Fund, L.P. (“Citigroup Employee Master Fund”), Citigroup Private Equity LP (“Citigroup PE”), Citigroup Alternative Investments LLC (“CAI”), Citigroup Investments Inc. (“CII”) and Citigroup Inc. (“Citigroup” and together with Citigroup Employee Master Fund, CAI and CII, the “Citigroup Entities”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Reporting Persons’ Schedule 13D, as amended.
StepStone Investment and StepStone Onshore are each Delaware limited partnerships. StepStone Cayman is a Cayman Islands partnership. StepStone Co-Investment is a Delaware limited liability company and a general partner of each of the StepStone Funds. StepStone Group LLC is a Delaware limited liability company, a general partner of StepStone Co-Investment and an investment advisor to each of the StepStone Funds. Each of StepStone Investment, StepStone Onshore, StepStone Cayman and StepStone Co-Investment (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt, derivative and other securities and assets. StepStone Group LLC is an investment advisor. The principal address of each of the StepStone Entities is 410 Park Avenue, Suite 1710, New York, New York 10022. Set forth in Annex A attached hereto and incorporated herein by reference is a listing of the directors, executive officers and managers of StepStone Group LLC and each controlling person thereof (collectively, the “StepStone Covered Persons”), and the business address and present principal occupation or employment and citizenship of each of the StepStone Covered Persons.
(d), (e): During the past five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On September 30, 2010, Citigroup PE transferred its general partnerships interests in each of the StepStone Funds to StepStone Co-Investment for no consideration and StepStone Group LLC replaced CAI as investment manager of each of the StepStone Funds. Neither StepStone Co-Investment nor StepStone Group LLC is an affiliate of Citigroup Inc. None of the StepStone Funds changed its holdings of securities of the Issuer in connection with these transactions.
Item 5. Interest in Securities of the Issuer
(a), (b) StepStone Co-Investment, as general partner of each of the StepStone Funds, and StepStone Group LLC, as general partner of StepStone Co-Investment and as investment advisor to each of the StepStone Funds, may be deemed to beneficially own the Common Shares held by each StepStone Fund.
2006 Co-Investment Portfolio, L.P. has the shared power to vote, direct the voting of, dispose of and direct the disposition of 491,619 Common Shares, representing approximately 0.5% of the outstanding Common Shares.

StepStone Onshore has the shared power to vote, direct the voting of, dispose of and direct the disposition of 249,314 Common Shares, representing approximately 0.3% of the outstanding Common Shares.
StepStone Cayman has the shared power to vote, direct the voting of, dispose of and direct the disposition of 312,382 Common Shares, representing approximately 0.3% of the outstanding Common Shares.
StepStone Co-Investment and StepStone Group LLC each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 1,053,315 Common Shares, representing approximately 1.2% of the outstanding Common Shares.
Citigroup Employee Master Fund and Citigroup PE each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 552,225 Common Shares, representing approximately 0.6% of the outstanding Common Shares.
CAI and CII each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 567,003 Common Shares, representing approximately 0.6% of the outstanding Common Shares.
Citigroup has the shared power to vote, direct the voting of, dispose of and direct the disposition of 620,962 Common Shares, representing approximately 0.7% of the outstanding Common Shares.
(c) Annex B attached hereto sets forth a summary of the transactions in the Common Shares effected by Citigroup within the past 60 days.
(e) As a result of the transactions described in Item 3, each of Citigroup Employee Master Fund, Citigroup PE, CAI, CII and Citigroup may be deemed to beneficially own less than 5% of the Common Shares.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2010

2006 CO-INVESTMENT PORTFOLIO, L.P.
By:	STEPSTONE CO-INVESTMENT FUNDS GP, LLC,
its general partner

By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.
By:	STEPSTONE CO-INVESTMENT FUNDS GP, LLC,
its general partner

By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.
By:	STEPSTONE CO-INVESTMENT FUNDS GP, LLC,
its general partner

By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE CO-INVESTMENT FUNDS GP, LLC
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

STEPSTONE GROUP LLC
By:	/s/ Jose Fernandez
	Name:	Jose Fernandez
	Title:	Managing Director

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2010

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER FUND, L.P.
By:	Citigroup Private Equity LP,
its general partner

By:	/s/ Matt Coeny
	Name:	Matt Coeny
	Title:	Authorized Signatory

CITIGROUP PRIVATE EQUITY, LP
By:	/s/ Matt Coeny
	Name:	Matt Coeny
	Title:	Authorized Signatory

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2010

CITIGROUP ALTERNATIVE INVESTMENTS LLC
By:	/s/ Craig Barrack
	Name:	Craig Barrack
	Title:	Secretary

CITIGROUP INVESTMENTS INC.
By:	/s/ Craig Barrack
	Name:	Craig Barrack
	Title:	Secretary

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 6, 2010

CITIGROUP INC.
By:	/s/ Ali L. Karshan
	Name:	Ali L. Karshan
	Title:	Assistant Secretary

ANNEX A
MANAGERS AND EXECUTIVE OFFICERS OF
STEPSTONE CO-INVESTMENT FUNDS GP, LLC
     The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Co-Investment Funds GP, LLC.

			Principal Place
Name	Principal Occupation or Employment	Citizenship	of Business
Monte Brem	Chief Executive Officer	United States	(1)
Tom Keck	Chief Investment Officer	United States	(2)
Jose Fernandez	Managing Director	United States	(2)
Jay Rose	Managing Director	United States	(2)
Jim Gamett	Managing Director	United States	(2)
Darren Friedman	Managing Director	United States	(3)
Blair Jacobson	Managing Director	United States	(4)
Johnny Randel	Chief Financial Officer, Chief Operating Officer	United States	(2)
Jason Ment	General Counsel, Chief Compliance Officer	United States	(3)
Karen Posner	Controller	United States	(3)
Monica McGuire	Compliance Officer	United States	(3)
Rebecca Ajavananda	Director, Investor Relations	United States	(3)
Phil Neidoff	Director, Business Development and Client Relations	United States	(3)

(1)	Beijing Kerry Centre, North Tower, 20th Floor, Suite F, 1 Guang Hua Road, Chao Yang District, Beijing, China 100020.

(2)	4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.

(3)	410 Park Avenue, Suite 1710, New York, NY 10022.

(4)	c/o Citibank International plc, 33 Cavendish Square, 8th Floor, London W1A 2SY, United Kingdom.
MANAGERS AND EXECUTIVE OFFICERS OF
STEPSTONE GROUP LLC
     The following sets forth the name, principal occupation and citizenship of each of the managers and executive officers of StepStone Group LLC.

			Principal Place
Name	Principal Occupation or Employment	Citizenship	of Business
Monte Brem	Chief Executive Officer	United States	(1)
Tom Keck	Chief Investment Officer	United States	(2)
Jose Fernandez	Managing Director	United States	(2)
Jay Rose	Managing Director	United States	(2)
Jim Gamett	Managing Director	United States	(2)
Johnny Randel	Chief Financial Officer, Chief Operating Officer	United States	(2)
Jason Ment	General Counsel, Chief Compliance Officer	United States	(3)

(1)	Beijing Kerry Centre, North Tower, 20th Floor, Suite F, 1 Guang Hua Road, Chao Yang District, Beijing, China 100020.

(2)	4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.

(3)	410 Park Avenue, Suite 1710, New York, NY 10022.

ANNEX B
     Set forth below is a list of transactions in shares of the Issuer’s Common Stock which, to the best of the knowledge of Citigroup Inc., have been effected in the past 60 days in the ordinary course of business. Citigroup Inc., through its subsidiaries, engaged in the following open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Trade Date	Purchase or Sale	Quantity	Low Price		High Price
08/02/2010	Sale	40	$12.41		N/A
08/03/2010	Purchase	10	$12.41		N/A
08/05/2010	Sale	20	$12.43		N/A
08/05/2010	Purchase	3,564	$12.51		N/A
08/09/2010	Purchase	10	$13.04		N/A
08/10/2010	Sale	10	$12.37		N/A
08/13/2010	Sale	30	$11.24		N/A
08/13/2010	Purchase	30,840	$11.24		N/A
08/17/2010	Purchase	10,290	$11.52		$11.90
08/19/2010	Purchase	20	$11.84		N/A
08/24/2010	Sale	10	$10.90		N/A
08/25/2010	Sale	2,791	$10.60		N/A
08/26/2010	Sale	929	$10.69		$10.74
08/26/2010	Sale	5	$10.18		N/A
08/30/2010	Sale	10	$10.31		N/A
08/31/2010	Sale	68,110	$10.00		$10.28
08/31/2010	Sale	597	$10.33	21	N/A
08/31/2010	Purchase	30	$10.28		N/A
09/01/2010	Purchase	6,210	$10.42		$10.62
09/01/2010	Sale	30	$10.56		N/A
09/02/2010	Purchase	30	$11.15		N/A
09/07/2010	Sale	2,480	$11.085		$11.13
09/09/2010	Purchase	60,060	$11.30		N/A
09/14/2010	Purchase	10	$11.12		N/A
09/15/2010	Sale	10	$10.99		N/A
09/17/2010	Sale	27,830	$10.89		N/A
09/28/2010	Purchase	8,760	$11.40		N/A